INFINITEVR-GO

infiniteVR
REALIZE THE FUTURE

Location-based VR centers are becoming more popular in the United States; however, they are all designed to occupy in large spaces. This restricts options for entrepreneurs due to the cost of finding big layouts in high-foot-traffic areas.

From our extensive experience in the shopping mall industry, we know shopping mall requirements and what would be a good fit in their centers; therefore, we designed kiosk-sized (10x10ft or 12x12ft) location-based VR entertainment centers.

We have reached an agreement to open our first location at the second largest shopping mall in the United States.










infiniteVR
REALIZE THE FUTURE
LAST DAY ON TOWER
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SCENE REMAPPED COMBAT SIMULATOR
LAST DAY ON TOWER
DEEP SEA WAR
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GEAR LOCKER
MAX GR.
TARE
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infiniteVR
REALIZE THE FUTURE
LAST DAY ON TOWER
LAST DAY ON TOWER
LDT 3 97 2P
MAX GROSS
TAR
PAYLOAD
CAP
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PRECISE VR SCENARIO REPLICA

infiniteVR
REALIZE THE FUTURE



LAST DAY ON TOWER
LAST DAY ON TOWER
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TAR
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infiniteVR
REALIZE THE FUTURE



LAST DAY TOWER
SCENE REMAPPED
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infiniteVR
REALIZE THE FUTURE


LAST DAY ON TOWER
SCENE REMAPPED COMBAT SIMULATOR
LAST DAY ON TOWER
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DANGER
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GEAR LOCKER
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infiniteVR
REALIZE THE FUTURE
LAST DAY ON TOWER
DEEP SEA WAR
Produced by:
GLOBAL VRpak!
JAMMA
DANGER
GEAR LOCKER
DANGER
DANGER



infiniteVR
REALIZE THE FUTURE
LAST DAY ON
TOWER
2P
DANGER
GEAR LOCKER
DANGER
DANGER


infiniteVR
REALIZE THE FUTURE
LAST DAY ON TOWER
DEEP SEA WAR
LAST DAY ON TOWER
2P
LAST DAY ON TOWER
GEAR LOCKER
ISOPAN

INFINITEVR-MINI

As we mentioned in the video, we had to turn down some opportunities in the past coming from small restaurants , corner shops, some malls with limited size options, and some kids' learning centers. Therefore, we designed InfiniteVRmini to capture all opportunities

Our first location has been finalized to open at the a university cafeteria in New Mexico after the pandemic. Lately, we're aiming airports, hospitals and schools with this project.


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INFINITEVR-GO

infiniteVR
REALIZE THE FUTURE

You can't stay stagnant in the business world. You must keep improving your model even when everything is working well. Change is needed to keep your business alive; therefore, we have planned an upgrade for our partners(franchisees) who participate in the InfiniteVR 1.0 model.

Starting in Q4, 2020, we will be upgrading some of our popular locations to serve our customers better.

Our first location to upgrade will be our Barton Creek Mall location in Austin , TX since it was our first location ever. Then we will continue with other popular locations we have in our portfolio.


infiniteVR

infiniteVR

REALIZE THE FUTURE



infiniteVR
REALIZE THE FUTURE
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